

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2025

Arijit Sen
Group Chief Financial Officer
WNS (Holdings) Limited
515 Madison Avenue, 8th Floor
New York, NY 10022

> **Re: WNS (Holdings) Limited**
> **Form 20-F for Fiscal Year Ended March 31, 2024**
> **File No. 001-32945**

Dear Arijit Sen:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services